UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 18, 2020

PIVOTAL INVESTMENT CORPORATION II

(Exact Name of Registrant as Specified in Charter)

Delaware	001-38971	83-4109918
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

c/o Graubard Miller

The Chrysler Building

405 Lexington Avenue, 11th Floor

New York, NY 10174

(Address of Principal Executive Offices) (Zip Code)

(212) 818-8800

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-third of one redeemable warrant	PIC.U	New York Stock Exchange
Class A common stock, par value $0.0001 per share	PIC	New York Stock Exchange
Redeemable warrants, exercisable for shares of Class A common stock at an exercise price of $11.50 per share	PIC WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01	Regulation FD Disclosure.

As previously announced, Pivotal Investment Corporation II, a Delaware corporation (“Pivotal”), entered into an Agreement and Plan of Reorganization (the “Merger Agreement”) by and among Pivotal, PIC II Merger Sub Corp., a Delaware corporation and wholly-owned subsidiary of Pivotal (“Merger Sub”), and XL Hybrids, Inc., a Delaware corporation (“XL”). On September 18, 2020, Tod Hynes, the founder and Chief Strategy Officer of XL, was interviewed by CNBC’s “Squawk Box”. XL intends to post a recording of the interview on its Twitter account @XLFleet. A transcript of the interview is included as Exhibit 99.1 to this Current Report on Form 8-K.

XL uses, and will continue to use, its website, press releases, and various social media channels, including its Twitter account (@XLFleet), as additional means of disclosing public information to investors, the media and others interested in XL. It is possible that certain information that XL posts on its website, disseminated in press releases and on social media could be deemed to be material information, and XL encourages investors, the media and others interested in XL to review the business and financial information that XL posts on its website, disseminates in press releases and on the social media channels identified above, as such information could be deemed to be material information.

Attached as Exhibit 99.2 to this Current Report on Form 8-K is an updated investor presentation that will be used by Pivotal in presentations regarding the proposed business combination. The updated investor presentation includes certain amendments and additional slides as compared to the original investor presentation previously furnished by Pivotal as an exhibit to the Current Report on Form 8-K dated September 17, 2020. The updated investor presentation supersedes and replaces the original investor presentation.

The information set forth below under this Item 7.01, including the exhibits attached hereto, is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

Important Additional Information and Where to Find It

IN CONNECTION WITH THE PROPOSED MERGER, PIVOTAL INTENDS TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) A REGISTRATION STATEMENT ON FORM S-4, WHICH WILL INCLUDE A PROXY STATEMENT/PROSPECTUS, AND CERTAIN OTHER RELATED DOCUMENTS, WHICH WILL BE BOTH THE PROXY STATEMENT TO BE DISTRIBUTED TO PIVOTAL’S STOCKHOLDERS IN CONNECTION WITH PIVOTAL’S SOLICITATION OF PROXIES FOR THE VOTE BY PIVOTAL’S STOCKHOLDERS WITH RESPECT TO THE MERGER AND CERTAIN OF THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, AS WELL AS OTHER MATTERS THAT MAY BE DESCRIBED IN THE REGISTRATION STATEMENT, AS WELL AS THE PROSPECTUS RELATING TO THE OFFER AND SALE OF THE SECURITIES OF PIVOTAL COMMON STOCK TO BE ISSUED IN THE MERGER. INVESTORS AND SECURITY HOLDERS OF PIVOTAL AND XL ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN FREE COPIES OF THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS CONTAINING IMPORTANT INFORMATION ABOUT PIVOTAL AND XL ONCE SUCH DOCUMENTS ARE FILED WITH THE SEC, THROUGH THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. COPIES OF THE DOCUMENTS FILED WITH THE SEC BY PIVOTAL WHEN AND IF AVAILABLE, CAN BE OBTAINED FREE OF CHARGE ON PIVOTAL’S WEBSITE AT WWW.PIVOTALAC.COM OR BY DIRECTING A WRITTEN REQUEST TO PIVOTAL INVESTMENT CORPORATION II, C/O GRAUBARD MILLER, 405 LEXINGTON AVENUE, 11TH FLOOR, NEW YORK, NEW YORK 10174.

THIS CURRENT REPORT AND THE EXHIBITS HERETO ARE NOT A PROXY STATEMENT OR SOLICITATION OF A PROXY, CONSENT OR AUTHORIZATION WITH RESPECT TO ANY SECURITIES

OR IN RESPECT OF THE PROPOSED TRANSACTIONS AND SHALL NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES OF PIVOTAL OR XL, NOR SHALL THERE BE ANY SALE OF ANY SUCH SECURITIES IN ANY STATE OR JURISDICTION IN WHICH SUCH OFFER, SOLICITATION, OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF SUCH STATE OR JURISDICTION.

Participants in the Solicitation

PIVOTAL AND XL AND THEIR RESPECTIVE DIRECTORS AND EXECUTIVE OFFICERS, UNDER SEC RULES, MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES OF PIVOTAL’S STOCKHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTIONS. INVESTORS AND SECURITY HOLDERS MAY OBTAIN MORE DETAILED INFORMATION REGARDING THE NAMES AND INTERESTS IN THE PROPOSED TRANSACTIONS OF PIVOTAL’S DIRECTORS AND OFFICERS IN PIVOTAL’S FILINGS WITH THE SEC, INCLUDING PIVOTAL’S ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2019, WHICH WAS FILED WITH THE SEC ON MARCH 30, 2020. XL AND ITS DIRECTORS AND EXECUTIVE OFFICERS MAY ALSO BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM THE STOCKHOLDERS OF PIVOTAL IN CONNECTION WITH THE MERGER. INFORMATION REGARDING THE PERSONS WHO MAY, UNDER SEC RULES, BE DEEMED PARTICIPANTS IN THE SOLICITATION OF PROXIES TO PIVOTAL’S STOCKHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTIONS WILL BE SET FORTH IN THE REGISTRATION STATEMENT FOR THE PROPOSED TRANSACTIONS THAT PIVOTAL INTENDS TO FILE WITH THE SEC, WHICH WILL INCLUDE A PROXY STATEMENT AND PROSPECTUS FOR THE TRANSACTIONS. ADDITIONAL INFORMATION REGARDING THE INTERESTS OF PARTICIPANTS IN THE SOLICITATION OF PROXIES IN CONNECTION WITH THE PROPOSED TRANSACTIONS WILL BE INCLUDED IN THE REGISTRATION STATEMENT.

SOME OF XL’S FINANCIAL INFORMATION AND DATA CONTAINED IN THE EXHIBITS HERETO DOES NOT CONFORM TO SEC REGULATION S-X IN THAT IT INCLUDES CERTAIN FINANCIAL INFORMATION NOT DERIVED IN ACCORDANCE WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”). ACCORDINGLY, SUCH INFORMATION AND DATA WILL BE ADJUSTED AND PRESENTED DIFFERENTLY IN PIVOTAL’S FILINGS WITH THE SEC. PIVOTAL AND XL BELIEVE THAT THE PRESENTATION OF NON-GAAP MEASURES PROVIDES INFORMATION THAT IS USEFUL TO INVESTORS AS IT INDICATES MORE CLEARLY THE ABILITY OF XL TO MEET CAPITAL EXPENDITURES AND WORKING CAPITAL REQUIREMENTS AND OTHERWISE MEET ITS OBLIGATIONS AS THEY BECOME DUE.

THE FINANCIAL PROJECTIONS INCLUDED IN THE EXHIBITS HERETO ARE FORWARD-LOOKING STATEMENTS THAT ARE BASED ON ASSUMPTIONS THAT ARE INHERENTLY SUBJECT TO SIGNIFICANT UNCERTAINTIES AND CONTINGENCIES, MANY OF WHICH ARE BEYOND PIVOTAL’S AND XL’S CONTROL. WHILE ALL PROJECTIONS ARE NECESSARILY SPECULATIVE, PIVOTAL AND XL BELIEVE THAT THE PROSPECTIVE FINANCIAL INFORMATION COVERING PERIODS BEYOND TWELVE MONTHS FROM ITS DATE OF PREPARATION CARRIES INCREASINGLY HIGHER LEVELS OF UNCERTAINTY AND SHOULD BE READ IN THAT CONTEXT. THERE WILL BE DIFFERENCES BETWEEN ACTUAL AND PROJECTED RESULTS, AND ACTUAL RESULTS MAY BE MATERIALLY GREATER OR MATERIALLY LESS THAN THOSE CONTAINED IN THE PROJECTIONS. THE INCLUSION OF PROJECTIONS IN THIS REPORT AND THE EXHIBITS HERETO SHOULD NOT BE REGARDED AS AN INDICATION THAT PIVOTAL AND XL, OR THEIR REPRESENTATIVES, CONSIDERED OR CONSIDER THE PROJECTIONS TO BE A RELIABLE PREDICTION OF FUTURE EVENTS.

Forward-Looking Statements

THIS CURRENT REPORT AND THE EXHIBITS HERETO INCLUDE “FORWARD-LOOKING STATEMENTS”. ACTUAL RESULTS MAY DIFFER FROM EXPECTATIONS, ESTIMATES AND PROJECTIONS AND, CONSEQUENTLY, YOU SHOULD NOT RELY ON THESE FORWARD LOOKING STATEMENTS AS PREDICTIONS OF FUTURE EVENTS. WORDS SUCH AS “EXPECT,” “ESTIMATE,”

“PROJECT,” “BUDGET,” “FORECAST,” “ANTICIPATE,” “INTEND,” “PLAN,” “MAY,” “WILL,” “COULD,” “SHOULD,” “BELIEVES,” “PREDICTS,” “POTENTIAL,” “CONTINUE,” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY SUCH FORWARD-LOOKING STATEMENTS.

IN ADDITION TO FACTORS PREVIOUSLY DISCLOSED IN PIVOTAL’S REPORTS FILED WITH THE SEC AND THOSE IDENTIFIED ELSEWHERE IN THIS COMMUNICATION, THE FOLLOWING FACTORS, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM FORWARD-LOOKING STATEMENTS OR HISTORICAL PERFORMANCE: ABILITY OF THE PARTIES TO SATISFY THE CLOSING CONDITIONS TO THE MERGER, INCLUDING APPROVAL BY STOCKHOLDERS OF PIVOTAL AND XL ON THE EXPECTED TERMS AND SCHEDULE AND THE RISK THAT ANY THIRD-PARTY APPROVALS OR CONSENTS REQUIRED FOR THE MERGER ARE NOT OBTAINED OR ARE OBTAINED SUBJECT TO CONDITIONS THAT ARE NOT ANTICIPATED; DELAY IN CLOSING THE MERGER; FAILURE TO REALIZE THE BENEFITS EXPECTED FROM THE PROPOSED MERGER; THE EFFECTS OF PENDING AND FUTURE LEGISLATION; RISKS RELATED TO DISRUPTION OF MANAGEMENT TIME FROM ONGOING BUSINESS OPERATIONS DUE TO THE PROPOSED MERGER; BUSINESS DISRUPTION FOLLOWING THE MERGER; RISKS RELATED TO XL’S BUSINESS, INCLUDING THE HIGHLY COMPETITIVE NATURE OF ITS INDUSTRY; LITIGATION, COMPLAINTS, PRODUCT LIABILITY CLAIMS AND/OR ADVERSE PUBLICITY; COST INCREASES OR SHORTAGES IN COMPONENTS NECESSARY FOR XL’S PRODUCTS AND SERVICES; PRIVACY AND DATA PROTECTION LAWS, PRIVACY OR DATA BREACHES, OR THE LOSS OF DATA; THE IMPACT OF THE COVID-19 PANDEMIC ON XL’S BUSINESS; AND MACROECONOMIC FACTORS BEYOND PIVOTAL’S OR XL’S CONTROL.

NEITHER PIVOTAL NOR XL UNDERTAKE ANY OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY LAW. IMPORTANT FACTORS, AMONG OTHERS, THAT MAY AFFECT ACTUAL RESULTS INCLUDE XL’S ABILITY TO EXECUTE ON ITS BUSINESS PLANS AND XL’S ESTIMATES OF EXPENSES AND FUTURE REVENUES AND PROFITABILITY. OTHER FACTORS INCLUDE THE POSSIBILITY THAT THE PROPOSED TRANSACTIONS DO NOT CLOSE, INCLUDING DUE TO THE FAILURE TO RECEIVE REQUIRED SECURITY HOLDER APPROVALS, OR THE FAILURE OF OTHER CLOSING CONDITIONS.

ADDITIONAL INFORMATION CONCERNING THESE AND OTHER RISK FACTORS WILL BE CONTAINED IN THE REGISTRATION STATEMENT ON FORM S-4 AND PIVOTAL’S OTHER FILINGS WITH THE SEC. ALL SUBSEQUENT WRITTEN AND ORAL FORWARD-LOOKING STATEMENTS CONCERNING PIVOTAL AND XL, THE PROPOSED TRANSACTIONS OR OTHER MATTERS AND ATTRIBUTABLE TO PIVOTAL AND XL OR ANY PERSON ACTING ON THEIR BEHALF ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONARY STATEMENTS ABOVE. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE UPON ANY FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE MADE. NEITHER PIVOTAL NOR XL UNDERTAKE OR ACCEPT ANY OBLIGATION OR UNDERTAKING TO RELEASE PUBLICLY ANY UPDATES OR REVISIONS TO ANY FORWARD-LOOKING STATEMENT TO REFLECT ANY CHANGE IN THEIR EXPECTATIONS OR ANY CHANGE IN EVENTS, CONDITIONS OR CIRCUMSTANCES ON WHICH ANY SUCH STATEMENT IS BASED, EXCEPT AS REQUIRED BY APPLICABLE LAW.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description

99.1	Transcript of CNBC Interview dated September 18, 2020

99.2	Updated Investor Presentation

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 21, 2020		PIVOTAL INVESTMENT CORPORATION II

	By:	/s/ Jonathan J. Ledecky
Jonathan J. Ledecky
Chief Executive Officer

Exhibit 99.1

Below is a transcript of a CNBC interview with Tod Hynes, Founder and Chief Strategy Officer, XL Fleet. The interview took place on September 18, 2020.

Andrew Ross Sorkin, CNBC:

Welcome back to Squawk Box this morning. XL Fleet, which turns commercial and municipal vehicles into hybrids and plug-in hybrid vehicles, going public by what else? A SPAC. And merging with Pivotal Investment Corporation. The total enterprise value for the combined company will be about one billion dollars. Joining us right now first on CNBC is XL Fleet Founder, Chief Strategy Officer Tod Hynes.

Good morning to you, Tod. Appreciate you joining us this morning. Walk us through this transaction. It’s the question we ask everybody: Why pursue a SPAC over an IPO?

Tod Hynes, XL Fleet:

Well thank you very much for having me on the show. It’s great to be here, very excited to talk about XL Fleet and our fleet electrification solutions.

The industry that we’re in is clearly taking off, and it’s moving very quickly, and this provided an extremely fast and efficient way for us to get a significant amount of capital to really build off our leadership position in the industry. We are a leader in the industry, with thousands of units on the road, real revenue. We’re growing at 3X this year. We’ll do over 75 million in revenue next year. So we’re a real company that’s scaling rapidly in this industry, and we’ve been able to develop this position on about 50 million dollars of venture funding to date. This capital enables us to really build off of that, grow, invest in more products, expand our offering from hybrid and plug into all electric solutions, and really build out our technology platform to enable charging infrastructure to be deployed more effectively, and really deploy a lot of infrastructure capital into this market, which again is massive and just about to take off.

Andrew Ross Sorkin, CNBC:

So let’s talk about two pieces of this. There’s the growth piece, which is what everybody’s after right now in terms of the investment community, but also the profit piece. What does that look like?

Tod Hynes, XL Fleet:

Well we’re in a good position with our core business, our current product offering. Again, we have the lowest cost and broadest offering of fleet electrification solutions in North America on a range of vehicles, commercial vehicles that you would see making deliveries, shuttle buses, ambulances, kind of a whole range of different products. So we are out there with positive gross margins, which is also interesting in this industry, so we’re going to be profitable off that core business, but by investing more money in additional products, we’ll be able to scale that rapidly and get to profitability in a couple years.

Andrew Ross Sorkin, CNBC:

So in terms of the growth prospect though, what are you targeting in terms of growth, year-over-year, 12 months out?

Tod Hynes, XL Fleet:

Well this year, we’ll do about a 3X growth, and we’ll continue to beat that going into the next year as well. So, you know, we’re very comfortable with that growth rate. We’re already at a growth rate of higher than that. So, you know, we have the established supply chain production capacity, we have a very low risk and low cost production process compared to other companies in the industry. So, we don’t have to invest hundreds of millions or billions of dollars into factories. We’re actually leveraging the existing production infrastructure and enabling us to scale without huge amounts of capital to build out that capacity.

Andrew Ross Sorkin, CNBC:

Let me ask you: Had you not pursued a SPAC, what do you think the timeline would have been for an IPO typically—for you or the way you were thinking about this prior to this SPAC boom?

Tod Hynes, XL Fleet:

I would have said, you know, end of next year would be the timeframe, but with these additional funds, these windows are open and closed. You know that obviously our market is raising a lot of capital right now, and we’re just in a position to leverage our leadership. We’re already leading in this industry, so these additional funds really enable us to move a lot more quickly with again product, we’ve got major customers that have come back and bought more. You know, we’re scaling across an industry that is very fragmented and segmented. When you think of the different, all the different types of end use applications for commercial fleet vehicles, they’re very specialized. We’ve created a solution that can get integrated into all of these different applications, so we have an advantage in a market that has really eyed on this multi-stage manufacturing process to meet the various needs of the end users.

Andrew Ross Sorkin, CNBC:

Tod, one other question. We had Chamath Palihapitiya, who has really been a pioneer to some degree in this SPAC space, trying to revolutionize the quote unquote IPO process. To other CEOs who are watching this morning who are in maybe a situation like yours, contemplating whether to pursue the traditional IPO route, or go this route, just walk through your thinking. And specifically, I had asked Chamath about the fees involved. Typically, your giving away oftentimes 20% of the company to the sponsor. Just speak to the economics of this approach.

Tod Hynes, XL Fleet:

Our sponsor is going to have around 4 percent of the business. So I think we’ve got very good terms compared to others in the market. I think the way that other CEOs and I, I definitely have other friends in the clean energy industry who are considering this that have tremendously great companies that have raised money from some of the biggest investors in the world, and this is a lower risk, faster path. And for companies that are well positioned, I don’t think it’s the right solution for every company, but if you’re in an industry that’s growing extremely quickly or about to grow extremely quickly, and you have a competitive advantage with your technology or with the leadership you’ve already developed in that industry, it’s a great path. IPOs are expensive as well. There’s a lot of fees associated with IPOs, and this is just another path that I think is going to really enable a lot of companies to get into the public markets.

Andrew Ross Sorkin, CNBC:

Ok. Well Tod, we look forward to following your progress. We hope you come on back and give us an update on how things are going, and look forward to talking to you again very, very soon, Tod. Thanks again.

Tod Hynes, XL Fleet:

Thank you for having me on the show.

###

Exhibit 99.2 XL Fleet September 2020 INVESTOR PRESENTATION Exhibit 99.2 XL Fleet September 2020 INVESTOR PRESENTATION

Disclaimer This presentation (this “Presentation”) is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination between XL Hybrids, Inc. (doing business as XL Fleet) (“XL”) and Pivotal Investment Corporation II (“Pivotal”) and certain related transactions (the “Proposed Business Combination”) and for no other purpose. No representations or warranties, express or implied are given in, or in respect of, this Presentation. To the fullest extent permitted by law, in no circumstances will Pivotal, XL or any of their respective subsidiaries, stockholders, affiliates representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this Presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this Presentation have been obtained from third-party industry publications and sources as well as research reports prepared for other purposes. Neither Pivotal nor XL has independently verified the data obtained from these sources and cannot assure of the data’s accuracy or completeness. This data is subject to change. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of XL, Pivotal or the Proposed Business Combination. Viewers of this Presentation should each make their own evaluation of XL, Pivotal, the Proposed Business Combination and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. Forward Looking Statements Certain statements included in this Presentation that are not historical facts may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995, each as amended. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this Presentation, and on the current expectations of XL’s and Pivotal’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of XL and Pivotal. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the Proposed Business Combination, including the risk that any required consents or regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Proposed Business Combination or that the approval of the stockholders of Pivotal or XL is not obtained; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement between the parties or the termination of any PIPE investor’s subscription agreement; failure to realize the anticipated benefits of the Proposed Business Combination; the effect of the Proposed Business Combination on XL’s business relationships, operating results, and business generally; potential difficulties in XL’s employee retention as a result of the Proposed Business Combination; risks related to diverting management’s attention from XL’s ongoing business operations in connection with the Proposed Business Combination; potential litigation that may be instituted against Pivotal or XL or their respective directors or officers related to the Proposed Business Combination or the merger agreement or in relation to XL’s business; the amount of the costs, fees, expenses and other charges incurred by the parties in connection with the Proposed Business Combination; risks relating to the uncertainty of the projected financial information with respect to XL and the combined company; XL’s ability to achieve any level of revenue, gross profit or EBITDA margin; risks related to the growth of XL’s business and the timing of expected business milestones; the effects of competition and the pace and depth of electric vehicle adoption generally on XL’s and the combined company’s future business; changes in regulatory requirements, governmental incentives and fuel and energy prices; the amount of redemption requests made by Pivotal’s stockholders; the ability of Pivotal or the combined company to issue equity or equity-linked securities or obtain debt financing in connection with the Proposed Business Combination or in the future; the impact of the global COVID-19 pandemic on any of the foregoing risks; and those factors discussed in Pivotal’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, and its subsequent quarterly reports on Form 10-Q, in each case, under the heading “Risk Factors,” and other documents of Pivotal filed, or to be filed from time to time with the Securities and Exchange Commission (“SEC”), which are available via the SEC’s website at www.sec.gov. If any of these risks materialize or the assumptions in this Presentation prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Pivotal nor XL presently anticipate or that Pivotal and XL currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Pivotal’s and XL’s expectations, plans or forecasts of future events and views as of the date of this Presentation. Pivotal and XL anticipate that subsequent events and developments will cause Pivotal’s and XL’s assessments to change. However, while Pivotal and XL may elect to update these forward-looking statements at some point in the future, Pivotal and XL specifically disclaim any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing Pivotal’s and XL’s assessments as of any date subsequent to the date of this Presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements. 2 ConfidentialDisclaimer This presentation (this “Presentation”) is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination between XL Hybrids, Inc. (doing business as XL Fleet) (“XL”) and Pivotal Investment Corporation II (“Pivotal”) and certain related transactions (the “Proposed Business Combination”) and for no other purpose. No representations or warranties, express or implied are given in, or in respect of, this Presentation. To the fullest extent permitted by law, in no circumstances will Pivotal, XL or any of their respective subsidiaries, stockholders, affiliates representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this Presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this Presentation have been obtained from third-party industry publications and sources as well as research reports prepared for other purposes. Neither Pivotal nor XL has independently verified the data obtained from these sources and cannot assure of the data’s accuracy or completeness. This data is subject to change. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of XL, Pivotal or the Proposed Business Combination. Viewers of this Presentation should each make their own evaluation of XL, Pivotal, the Proposed Business Combination and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. Forward Looking Statements Certain statements included in this Presentation that are not historical facts may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995, each as amended. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this Presentation, and on the current expectations of XL’s and Pivotal’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of XL and Pivotal. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the Proposed Business Combination, including the risk that any required consents or regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Proposed Business Combination or that the approval of the stockholders of Pivotal or XL is not obtained; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement between the parties or the termination of any PIPE investor’s subscription agreement; failure to realize the anticipated benefits of the Proposed Business Combination; the effect of the Proposed Business Combination on XL’s business relationships, operating results, and business generally; potential difficulties in XL’s employee retention as a result of the Proposed Business Combination; risks related to diverting management’s attention from XL’s ongoing business operations in connection with the Proposed Business Combination; potential litigation that may be instituted against Pivotal or XL or their respective directors or officers related to the Proposed Business Combination or the merger agreement or in relation to XL’s business; the amount of the costs, fees, expenses and other charges incurred by the parties in connection with the Proposed Business Combination; risks relating to the uncertainty of the projected financial information with respect to XL and the combined company; XL’s ability to achieve any level of revenue, gross profit or EBITDA margin; risks related to the growth of XL’s business and the timing of expected business milestones; the effects of competition and the pace and depth of electric vehicle adoption generally on XL’s and the combined company’s future business; changes in regulatory requirements, governmental incentives and fuel and energy prices; the amount of redemption requests made by Pivotal’s stockholders; the ability of Pivotal or the combined company to issue equity or equity-linked securities or obtain debt financing in connection with the Proposed Business Combination or in the future; the impact of the global COVID-19 pandemic on any of the foregoing risks; and those factors discussed in Pivotal’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, and its subsequent quarterly reports on Form 10-Q, in each case, under the heading “Risk Factors,” and other documents of Pivotal filed, or to be filed from time to time with the Securities and Exchange Commission (“SEC”), which are available via the SEC’s website at www.sec.gov. If any of these risks materialize or the assumptions in this Presentation prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Pivotal nor XL presently anticipate or that Pivotal and XL currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Pivotal’s and XL’s expectations, plans or forecasts of future events and views as of the date of this Presentation. Pivotal and XL anticipate that subsequent events and developments will cause Pivotal’s and XL’s assessments to change. However, while Pivotal and XL may elect to update these forward-looking statements at some point in the future, Pivotal and XL specifically disclaim any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing Pivotal’s and XL’s assessments as of any date subsequent to the date of this Presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements. 2 Confidential

Disclaimer (cont’d) Use of Projections This Presentation contains projected financial information with respect to XL and the combined company. Such projected financial information constitutes forward-looking information, and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. Neither Pivotal’s nor XL’s independent auditors have studied, reviewed, complied or performed any procedures with respect to the projections for the purpose of their inclusion in this presentation, and accordingly, neither of them has expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this Presentation. The assumptions and estimates underlying such projections are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties. See “Forward-Looking Statements” above. Actual results may differ materially from the results contemplated by the projections contained in this Presentation, and the inclusion of such information in this Presentation should not be regarded as a representation by any person that the results reflected in such projections will be achieved. Financial Information; Non-GAAP Financial Measures The financial information and data contained in this Presentation is unaudited and does not conform to Regulation S-X. Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, any proxy statement/prospectus or registration statement to be filed by Pivotal with the SEC. Some of the financial information and data contained in this Presentation, such as EBITDA and EBITDA margin, has not been prepared in accordance with United States generally accepted accounting principles (“GAAP”). Pivotal and XL believe these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to XL’s financial condition and results of operations. XL’s management uses these non-GAAP measures for trend analyses, and for budgeting and planning purposes. Pivotal and XL believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating projected operating results and trends in and in comparing XL’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. XL’s management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in XL’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. In order to compensate for these imitations, management presents non-GAAP financial measures in connection with GAAP results. You should review XL’s audited financial statements, which will be included in the Registration Statement (as defined below). Important Information About the Proposed Business Combination and Where to Find It In connection with the Proposed Business Combination, Pivotal intends to file a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which will include a preliminary proxy statement to be distributed to holders of Pivotal’s common stock in connection with Pivotal’s solicitation of proxies for the vote by Pivotal’s stockholders with respect to the Proposed Business Combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to XL’s stockholders in connection with the completion of the Proposed Business Combination. After the Registration Statement has been filed and declared effective, Pivotal will mail a definitive proxy statement, when available, to its stockholders. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS THERETO AND ANY OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PIVOTAL, XL AND THE PROPOSED BUSINESS COMBINATION. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and definitive proxy statement/prospectus (when available) and other documents filed with the SEC by Pivotal through the website maintained by the SEC at http://www.sec.gov, or by directing a request to Pivotal at c/o Graubard Miller, The Chrysler Building, 405 Lexington Avenue, New York, New York 10174. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. 3 ConfidentialDisclaimer (cont’d) Use of Projections This Presentation contains projected financial information with respect to XL and the combined company. Such projected financial information constitutes forward-looking information, and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. Neither Pivotal’s nor XL’s independent auditors have studied, reviewed, complied or performed any procedures with respect to the projections for the purpose of their inclusion in this presentation, and accordingly, neither of them has expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this Presentation. The assumptions and estimates underlying such projections are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties. See “Forward-Looking Statements” above. Actual results may differ materially from the results contemplated by the projections contained in this Presentation, and the inclusion of such information in this Presentation should not be regarded as a representation by any person that the results reflected in such projections will be achieved. Financial Information; Non-GAAP Financial Measures The financial information and data contained in this Presentation is unaudited and does not conform to Regulation S-X. Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, any proxy statement/prospectus or registration statement to be filed by Pivotal with the SEC. Some of the financial information and data contained in this Presentation, such as EBITDA and EBITDA margin, has not been prepared in accordance with United States generally accepted accounting principles (“GAAP”). Pivotal and XL believe these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to XL’s financial condition and results of operations. XL’s management uses these non-GAAP measures for trend analyses, and for budgeting and planning purposes. Pivotal and XL believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating projected operating results and trends in and in comparing XL’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. XL’s management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in XL’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. In order to compensate for these imitations, management presents non-GAAP financial measures in connection with GAAP results. You should review XL’s audited financial statements, which will be included in the Registration Statement (as defined below). Important Information About the Proposed Business Combination and Where to Find It In connection with the Proposed Business Combination, Pivotal intends to file a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which will include a preliminary proxy statement to be distributed to holders of Pivotal’s common stock in connection with Pivotal’s solicitation of proxies for the vote by Pivotal’s stockholders with respect to the Proposed Business Combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to XL’s stockholders in connection with the completion of the Proposed Business Combination. After the Registration Statement has been filed and declared effective, Pivotal will mail a definitive proxy statement, when available, to its stockholders. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS THERETO AND ANY OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PIVOTAL, XL AND THE PROPOSED BUSINESS COMBINATION. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and definitive proxy statement/prospectus (when available) and other documents filed with the SEC by Pivotal through the website maintained by the SEC at http://www.sec.gov, or by directing a request to Pivotal at c/o Graubard Miller, The Chrysler Building, 405 Lexington Avenue, New York, New York 10174. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. 3 Confidential

Disclaimer (cont’d) Participants in the Solicitation Pivotal and XL and their respective affiliates and certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the Proposed Business Combination. Information about the directors and executive officers of Pivotal is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2019. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Proposed Business Combination when they become available. Stockholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents as indicated above. No Offers or Solicitation This Presentation shad not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Trademarks This Presentation contains trademarks, service marks, trade names and copyrights of Pivotal, XL and other companies, which are the property of their respective owners. 4 ConfidentialDisclaimer (cont’d) Participants in the Solicitation Pivotal and XL and their respective affiliates and certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the Proposed Business Combination. Information about the directors and executive officers of Pivotal is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2019. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Proposed Business Combination when they become available. Stockholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents as indicated above. No Offers or Solicitation This Presentation shad not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Trademarks This Presentation contains trademarks, service marks, trade names and copyrights of Pivotal, XL and other companies, which are the property of their respective owners. 4 Confidential

Transaction Overview XL Leadership Team S S um um m m aa rr yy of of P P rr opos opos ee d T d T rr aa ns ns aa cc titon ion • XL Fleet (XL) is an industry leader in fleet electrification solutions, with proven, proprietary technology Dimitri Kazarinoff and electrification systems and solutions that work across a wide range of vehicle classes and types Chief Executive Officer • Pivotal Investment Corporation II (Pivotal IC) (NYSE:PIC) is a publicly listed Special Purpose Acquisition Company (“SPAC”) • XL and Pivotal are combining to advance and accelerate the market growth of XL’s electrified powertrain Tod Hynes solutions and expand its product offerings Founder, Chief Strategy Officer — XL shareholders are rolling 100% of their equity — Transaction proceeds are being retained in the business Pivotal Investment Corporation II • Pro forma for the transactions (including $150M PIPE investment and assuming no redemptions from SPAC trust): — XL will have ~$350m of cash to fund growth based on cash held in trust and PIPE proceeds Jon Ledecky • Implied ~$1.1b Enterprise Value Chairman, Chief Executive Officer — Represents attractive entry multiples relative to peer group metrics Kevin Griffin Pivotal views XL Fleet as a unique opportunity to invest in the market leader in vehicle Director electrification solutions with a proven management team and strong demonstrated growth 5 ConfidentialTransaction Overview XL Leadership Team S S um um m m aa rr yy of of P P rr opos opos ee d T d T rr aa ns ns aa cc titon ion • XL Fleet (XL) is an industry leader in fleet electrification solutions, with proven, proprietary technology Dimitri Kazarinoff and electrification systems and solutions that work across a wide range of vehicle classes and types Chief Executive Officer • Pivotal Investment Corporation II (Pivotal IC) (NYSE:PIC) is a publicly listed Special Purpose Acquisition Company (“SPAC”) • XL and Pivotal are combining to advance and accelerate the market growth of XL’s electrified powertrain Tod Hynes solutions and expand its product offerings Founder, Chief Strategy Officer — XL shareholders are rolling 100% of their equity — Transaction proceeds are being retained in the business Pivotal Investment Corporation II • Pro forma for the transactions (including $150M PIPE investment and assuming no redemptions from SPAC trust): — XL will have ~$350m of cash to fund growth based on cash held in trust and PIPE proceeds Jon Ledecky • Implied ~$1.1b Enterprise Value Chairman, Chief Executive Officer — Represents attractive entry multiples relative to peer group metrics Kevin Griffin Pivotal views XL Fleet as a unique opportunity to invest in the market leader in vehicle Director electrification solutions with a proven management team and strong demonstrated growth 5 Confidential

Vision To be the world leader in fleet electrification Mission Accelerate fleet electrification through cost effective, customer tailored and comprehensive solutions 6Vision To be the world leader in fleet electrification Mission Accelerate fleet electrification through cost effective, customer tailored and comprehensive solutions 6

Section I Business Overview Section I Business Overview

XL Fleet: Industry Leader Positioned For Long-Term xEV Growth (1) Global TAM >$1 Trillion with ~1 million vehicles sold annually in North Massive 1 America alone; experiencing dramatic demand for more sustainable Market solutions Trusted by over 200 fleet customers with 3,000+ systems deployed, 130+ Market 2 Leader million customer driven miles Broad portfolio of proven, cost-effective solutions for numerous vehicle Proven 3 Technology classes / segments with rapid product development capabilities Highly Established production can scale to 100,000+ units annually and XL’s 4 Scalable capital efficient operating model is ready to scale and drive profitability Uniquely positioned to deliver on “Electrification-as-a-Service” and turbo Future 5 Proof charge growth as market evolves (1) Based on research from NTEA and IHS, as well as Company estimates and analysis 8 ConfidentialXL Fleet: Industry Leader Positioned For Long-Term xEV Growth (1) Global TAM >$1 Trillion with ~1 million vehicles sold annually in North Massive 1 America alone; experiencing dramatic demand for more sustainable Market solutions Trusted by over 200 fleet customers with 3,000+ systems deployed, 130+ Market 2 Leader million customer driven miles Broad portfolio of proven, cost-effective solutions for numerous vehicle Proven 3 Technology classes / segments with rapid product development capabilities Highly Established production can scale to 100,000+ units annually and XL’s 4 Scalable capital efficient operating model is ready to scale and drive profitability Uniquely positioned to deliver on “Electrification-as-a-Service” and turbo Future 5 Proof charge growth as market evolves (1) Based on research from NTEA and IHS, as well as Company estimates and analysis 8 Confidential

Massive 1 Compelling and Massive Market Opportunity in Fleet Electrification Market The problem: Need to reduce emissions now, but virtually all fleet vehicles today are powered by fossil fuel. Fully-EV production capacity has barely started and will take decades to supply the whole market XL Fleet Has The Solution (1) EV share of Global Vehicle Fleet by Segment Cost effective lower emissions options today: XLH & XLP 100% 80% Leveraging existing industry to serve a diverse market EV Share of Global Vehicle Fleet by Segment Broad Opportunity for HEV & 60% PHEV Decades-long growth opportunity 40% 40% for XL’s xEV offerings 20% Plug-In Hybrid creates first-mover advantage in transition to EV 0% 2019 2025 2030 2035 2040 Paving the way for “Electrification Light Commercial Medium Commercial Heavy Commercial as-a-Service” (1) BNEF EV Outlook 2019 9 ConfidentialMassive 1 Compelling and Massive Market Opportunity in Fleet Electrification Market The problem: Need to reduce emissions now, but virtually all fleet vehicles today are powered by fossil fuel. Fully-EV production capacity has barely started and will take decades to supply the whole market XL Fleet Has The Solution (1) EV share of Global Vehicle Fleet by Segment Cost effective lower emissions options today: XLH & XLP 100% 80% Leveraging existing industry to serve a diverse market EV Share of Global Vehicle Fleet by Segment Broad Opportunity for HEV & 60% PHEV Decades-long growth opportunity 40% 40% for XL’s xEV offerings 20% Plug-In Hybrid creates first-mover advantage in transition to EV 0% 2019 2025 2030 2035 2040 Paving the way for “Electrification Light Commercial Medium Commercial Heavy Commercial as-a-Service” (1) BNEF EV Outlook 2019 9 Confidential

Massive 1 XL Fleet Well-Positioned to Electrify a Large Multi-Segmented Market Market Fragmentation of commercial vehicle market creates many long-term opportunities Tremendous diversity “Customization” Key Market OEMs will not enter all in use cases & required Dynamics segments with EVs applications to optimize ROI XL Fleet is Well-Positioned Across Electrification Spectrum XL’s Proprietary HEV PHEV EV FCEV Technologies XL Fleet can cover all Box Truck School Bus Pickup Truck Transit Bus Tow Truck Utility Van platforms and Numerous vehicle Market Segments classes Bucket Truck Step Van Refuse Truck City Delivery Semi Tractor Mini Bus CLASS 2 - 3 CLASS 4 - 6 CLASS 7 - 8 EXISTING APPLICATIONS FUTURE DEVELOPMENT Dramatically increases TAM 10 ConfidentialMassive 1 XL Fleet Well-Positioned to Electrify a Large Multi-Segmented Market Market Fragmentation of commercial vehicle market creates many long-term opportunities Tremendous diversity “Customization” Key Market OEMs will not enter all in use cases & required Dynamics segments with EVs applications to optimize ROI XL Fleet is Well-Positioned Across Electrification Spectrum XL’s Proprietary HEV PHEV EV FCEV Technologies XL Fleet can cover all Box Truck School Bus Pickup Truck Transit Bus Tow Truck Utility Van platforms and Numerous vehicle Market Segments classes Bucket Truck Step Van Refuse Truck City Delivery Semi Tractor Mini Bus CLASS 2 - 3 CLASS 4 - 6 CLASS 7 - 8 EXISTING APPLICATIONS FUTURE DEVELOPMENT Dramatically increases TAM 10 Confidential

Market 2 XL has De-Risked the Road to Electrification Leader Comparing XL to Other Notable Commercial EV Players Established Production Customer Base (1) (1) Models Available & (1,000+ per year) (100+ Customers) (1) Projected Cumulative Units Sold (1) Announced 2020 2021 2024 2020 2021 2024 9 4,284 9,234 üüüüüü 20 3 320 ûûüûûü 400 3 ûüüûûü 2,400 4 ûûüûûü 600 1 ûüüûûü 2,200 - 2,000 4,000 6,000 8,000 10,000 2020 2021 (1) Based on publicly available Investor Presentations and press releases, as well as Management 11 C Conf onfiident dentiial al estimates; Workhorse 2021 unit projections based on analyst estimatesMarket 2 XL has De-Risked the Road to Electrification Leader Comparing XL to Other Notable Commercial EV Players Established Production Customer Base (1) (1) Models Available & (1,000+ per year) (100+ Customers) (1) Projected Cumulative Units Sold (1) Announced 2020 2021 2024 2020 2021 2024 9 4,284 9,234 üüüüüü 20 3 320 ûûüûûü 400 3 ûüüûûü 2,400 4 ûûüûûü 600 1 ûüüûûü 2,200 - 2,000 4,000 6,000 8,000 10,000 2020 2021 (1) Based on publicly available Investor Presentations and press releases, as well as Management 11 C Conf onfiident dentiial al estimates; Workhorse 2021 unit projections based on analyst estimates

Market 2 XL Fleet is the Market Leader in Fleet Electrification Leader Trusted brand helping fleets drive decarbonization today Diverse Base of Customers Operating Over 1 Million Vehicles Globally Established, track-record with many of the largest fleet owners… 200+ 10+ fleet years of experience customers 3,000+ 130+ vehicles on the Million miles driven road Individual Order Sizes Rapidly Growing …Creating strong momentum and Largest Annual Order (# of units) significant long-term growth opportunities 1100 1200 900 600 $220m+ 3x 350 234 300 12-mo sales revenue growth 0 pipeline in 2020 2018 2019 2020 12 ConfidentialMarket 2 XL Fleet is the Market Leader in Fleet Electrification Leader Trusted brand helping fleets drive decarbonization today Diverse Base of Customers Operating Over 1 Million Vehicles Globally Established, track-record with many of the largest fleet owners… 200+ 10+ fleet years of experience customers 3,000+ 130+ vehicles on the Million miles driven road Individual Order Sizes Rapidly Growing …Creating strong momentum and Largest Annual Order (# of units) significant long-term growth opportunities 1100 1200 900 600 $220m+ 3x 350 234 300 12-mo sales revenue growth 0 pipeline in 2020 2018 2019 2020 12 Confidential

Proven 3 XL Powertrain Platform is Proven, Flexible and Scalable Technology Leading technology developed over the last decade Key Highlights Battery Pack Traction Motor TM XL Link In XLH a 40 kW/1 kWh Regenerative braking ü Significant technology library and TM Enables remote commissioning, lithium battery and in XLP and electrical assist know-how backed by deep bench of upgrades and reporting an 18 kWh battery engineers and powertrain specialists ü Unique rapid integration of new hardware and software — <1 month to integrate new OEM battery into vehicles — <3 months to production (including crash testing) OEM Vehicle ü Quickly scaling across vehicle OEM’s engine, classes, OEM platforms and transmission, fuel applications and exhaust systems stay Motor Drive — <1 month to develop HEV completely intact Controls current flow and unmodified. for new OEM chassis between battery and OEM warranty also electric traction motor stays intact — <6 months to production 13 ConfidentialProven 3 XL Powertrain Platform is Proven, Flexible and Scalable Technology Leading technology developed over the last decade Key Highlights Battery Pack Traction Motor TM XL Link In XLH a 40 kW/1 kWh Regenerative braking ü Significant technology library and TM Enables remote commissioning, lithium battery and in XLP and electrical assist know-how backed by deep bench of upgrades and reporting an 18 kWh battery engineers and powertrain specialists ü Unique rapid integration of new hardware and software — <1 month to integrate new OEM battery into vehicles — <3 months to production (including crash testing) OEM Vehicle ü Quickly scaling across vehicle OEM’s engine, classes, OEM platforms and transmission, fuel applications and exhaust systems stay Motor Drive — <1 month to develop HEV completely intact Controls current flow and unmodified. for new OEM chassis between battery and OEM warranty also electric traction motor stays intact — <6 months to production 13 Confidential

Proven 3 XL Tech Works With Current Industry Standard Manufacturing Process Technology Almost all US commercial vehicles are built in two stages XL Powertrain Custom Body (Upfitter) XL Fleet Vehicle XL Link XL HEV or PHEV OEM UPFITTER CUSTOMER 14 ConfidentialProven 3 XL Tech Works With Current Industry Standard Manufacturing Process Technology Almost all US commercial vehicles are built in two stages XL Powertrain Custom Body (Upfitter) XL Fleet Vehicle XL Link XL HEV or PHEV OEM UPFITTER CUSTOMER 14 Confidential

Proven 3 Differentiated Product Portfolio Suits Customers’ Diverse Use Cases Technology Flexible platform and rapid development capabilities • Improve MPG (~25%) & meet sustainability • Innovative plug-in hybrid system that is • Zero emissions offering goals without compromising performance revolutionary in its simplicity • XL propulsion systems will enable fast-to- • No operational risk or infrastructure required • Highly-efficient – capable of driving up to 50% market, very competitive EV offerings for fleet operators savings in MPG Available Vehicles Plus Near-Term Roadmap Chevy Express & Chevy & GMC Ford F-150 Pickup Ford F-250 Pickup Ford Transit Vans GMC Savana Vans Ford E-350/450 3500/4500 Ford F-59 Super Duty Currently Available In Development Currently Available In Development In Development In Development 15 ConfidentialProven 3 Differentiated Product Portfolio Suits Customers’ Diverse Use Cases Technology Flexible platform and rapid development capabilities • Improve MPG (~25%) & meet sustainability • Innovative plug-in hybrid system that is • Zero emissions offering goals without compromising performance revolutionary in its simplicity • XL propulsion systems will enable fast-to- • No operational risk or infrastructure required • Highly-efficient – capable of driving up to 50% market, very competitive EV offerings for fleet operators savings in MPG Available Vehicles Plus Near-Term Roadmap Chevy Express & Chevy & GMC Ford F-150 Pickup Ford F-250 Pickup Ford Transit Vans GMC Savana Vans Ford E-350/450 3500/4500 Ford F-59 Super Duty Currently Available In Development Currently Available In Development In Development In Development 15 Confidential

Proven 3 Proven Results and Value in Demanding Environments Technology Reliability, Sustainability, and Financial Benefit in Critical Applications Results R Ci esu ty lof ts Seattle / Horton Ambulance R Pesu uge ltts Sound Energy Last Mile Delivery • 550 HEV Transits and E-350 step • 27 HEV ambulances and vans; mostly • 110 HEV Transits and F-250 pickups vans used for daily mail delivery deployed at Seattle departments for Washington state’s largest utility • Supporting “Drive Clean Seattle • Used for natural gas first responders • Over 1.6 million miles driven since Initiative” and inspectors February 2019 • 21% fuel savings with Transit on • Estimated $700,000+ lifetime • Supporting PSE’s goal of reducing (1) operational savings CO2 footprint by 50% by 2040 urban drive cycle (1) Based on UDDS drive cycle. Actual results vary based on drive cycle. 16 ConfidentialProven 3 Proven Results and Value in Demanding Environments Technology Reliability, Sustainability, and Financial Benefit in Critical Applications Results R Ci esu ty lof ts Seattle / Horton Ambulance R Pesu uge ltts Sound Energy Last Mile Delivery • 550 HEV Transits and E-350 step • 27 HEV ambulances and vans; mostly • 110 HEV Transits and F-250 pickups vans used for daily mail delivery deployed at Seattle departments for Washington state’s largest utility • Supporting “Drive Clean Seattle • Used for natural gas first responders • Over 1.6 million miles driven since Initiative” and inspectors February 2019 • 21% fuel savings with Transit on • Estimated $700,000+ lifetime • Supporting PSE’s goal of reducing (1) operational savings CO2 footprint by 50% by 2040 urban drive cycle (1) Based on UDDS drive cycle. Actual results vary based on drive cycle. 16 Confidential

Highly 4 Unique Model – Highly Scalable & Capital Efficient Production Capacity Scalable Network of qualified production partners who already produce 100,000+ commercial vehicles per year Key Highlights XL Fleet Installation Partners ü World-class partnerships ü Able to meet demand in US and Canada ü Rapid scale with minimal capital expense: — Current production capacity of ~6,000/yr. — Incremental installation capacity: • 10,000 – 100,000 units/year • $500,000 – $5 Million • 6 months – 18 months Distributed and Remote Production Management System Installation Process Platform – Remote Commissioning App - provides step-by-step instructions and allows technicians to verify proper tracks technician progress operation of installed system 17 ConfidentialHighly 4 Unique Model – Highly Scalable & Capital Efficient Production Capacity Scalable Network of qualified production partners who already produce 100,000+ commercial vehicles per year Key Highlights XL Fleet Installation Partners ü World-class partnerships ü Able to meet demand in US and Canada ü Rapid scale with minimal capital expense: — Current production capacity of ~6,000/yr. — Incremental installation capacity: • 10,000 – 100,000 units/year • $500,000 – $5 Million • 6 months – 18 months Distributed and Remote Production Management System Installation Process Platform – Remote Commissioning App - provides step-by-step instructions and allows technicians to verify proper tracks technician progress operation of installed system 17 Confidential

Highly 4 Low Risk Path to Dramatic Growth Scalable Selling existing products to existing customers through existing channels Well-Established, Multi-Channel Approach Accelerating Unit Sales Supported by Robust Pipeline ü $220+ million sales pipeline for next 12 months, 2020F 95% booked ü De-risked growth plan supported by existing offering XL Direct Sales OEM Partners ü Increasing TAM through transition to all-electric and launch of class 7/8 by 2023 $ Millions XL Fleet Revenue Forecast $1,600 $1,400 $1,200 $1,000 $800 $600 FMC Partners Upfitter Partners $400 $200 $0 2020 2021 2022 2023 2024 CL 2-6 HEV & PHEV XL EV Class 4-6 XL xEV Class 7-8 International & Other 18 ConfidentialHighly 4 Low Risk Path to Dramatic Growth Scalable Selling existing products to existing customers through existing channels Well-Established, Multi-Channel Approach Accelerating Unit Sales Supported by Robust Pipeline ü $220+ million sales pipeline for next 12 months, 2020F 95% booked ü De-risked growth plan supported by existing offering XL Direct Sales OEM Partners ü Increasing TAM through transition to all-electric and launch of class 7/8 by 2023 $ Millions XL Fleet Revenue Forecast $1,600 $1,400 $1,200 $1,000 $800 $600 FMC Partners Upfitter Partners $400 $200 $0 2020 2021 2022 2023 2024 CL 2-6 HEV & PHEV XL EV Class 4-6 XL xEV Class 7-8 International & Other 18 Confidential

Future 5 XL is Creating a Fully Integrated Platform for Fleet Electrification Proof Expanding integrated product and service offering to enable “Electrification-as-a-Service” Real Time Data Proprietary Electric Power Management, Monitoring & Analytics Powertrain Platform Charging & Storage Fully Integrated & Proprietary Fleet Electrification Platform • Broad xEV product offering with • Proprietary, cloud-based vehicle • Comprehensive charging and established production connectivity platform power management solutions • Proven path to commercialization • Rapid reporting & remote • Onsite storage and power upgrading generation • All electric platform in development • Actionable intelligence • Optimized electrification strategies 19 ConfidentialFuture 5 XL is Creating a Fully Integrated Platform for Fleet Electrification Proof Expanding integrated product and service offering to enable “Electrification-as-a-Service” Real Time Data Proprietary Electric Power Management, Monitoring & Analytics Powertrain Platform Charging & Storage Fully Integrated & Proprietary Fleet Electrification Platform • Broad xEV product offering with • Proprietary, cloud-based vehicle • Comprehensive charging and established production connectivity platform power management solutions • Proven path to commercialization • Rapid reporting & remote • Onsite storage and power upgrading generation • All electric platform in development • Actionable intelligence • Optimized electrification strategies 19 Confidential

XL Leadership Team Overview Seasoned and talented management team dedicated to executing the Company’s vision Leadership Team Advisors Board of Directors Tod Hynes Founder, Chief Strategy Dimitri Kazarinoff Chief Executive Rick Wagoner Former Chief Officer & Board Member Officer & Board Member Deb Frodl Board Chair Executive Officer of General Accomplished transportation industry executive. 17+ years of experience in energy innovation Former Exec. Director of GE Ecomagination with an Motors Led the hybrid powertrain systems division of Eaton and fleet electrification. Tod is also a Senior additional 20 years of management experience in Lecturer at MIT, where he received his B.S. in and was President of AVL Powertrain Engineering. GE Capital. Ambassador for the Clean Energy, management science. Education & Empowerment for Women Initiative Dennis Beal Former Vice Brian Piern VP of Sales & Marketing Rob Kisiel VP, Supply Chain & President of Global Vehicles at Production FedEx 20+ years in Operations & Supply Chain with Experienced leader with 25+ years of sales and emphasis on cost down and ERP for multi- marketing experience. Brian has previously Richard Canny Board Member nationals, including HP and Philips. Holds an held positions at Element Fleet Management, President of Ultimation Industries. Has held multiple MBA and a Six Sigma Blackbelt. GE Capital and Schneider National. roles within Ford including CEO of Ford South Milo Werner Former Senior America. Former CEO of Think EVs. Manager of New Products at Pierre Auguste Executive Controller Mike Kenhard CTO, VP of Engineering Tesla 20+ years of automotive product development 20+ years of financial services experience. Held experience with leading OEMs and Tier 1s, positions at State Street Global Advisors and including Ford and Denso. Mike has an Enterprise Holdings, Ltd. Holds a BS in Finance extensive background in engineering EV Teasha Feldman-Fitzthum and an MBA with a Finance concentration. Chris Hayes Board Member propulsion systems for scale. Former Director of Engineering Founder and Managing Partner at Alturus. Deeply at Ultra Capital involved in the clean energy and sustainability sectors. Previously founded and sold Altenex. Scott Parisi Director, Customer Service Hanyun Yang Dir. Global Business Development 30 years of experience providing world class More than 25 years of global commercial Rick Cutright Former Director of automotive customer service, including the past vehicle industry experience, including Product at General Electric 15 years specializing in hybrid and electric business development and global sourcing powertrains. for vehicle electrification. Scott Dupcak Board Member Managing Director at Constellation Technology Colin Filthaut Dir. Program Management Zhanjiang Zou Dir. Global New Ventures. Oversees venture investing and the Jim Lyons Former Chief Applications commercialization of new energy technologies within Engineer at General Electric 20+ years of automotive project management Exelon. 25+ years of experience in automotive product Global Research experience. Responsible for new product development. Previously held engineering development efforts and process optimization. management positions with Eaton and AVL Has a ME degree from U. of Waterloo, Canada. with a focus on vehicle electrification. 20 ConfidentialXL Leadership Team Overview Seasoned and talented management team dedicated to executing the Company’s vision Leadership Team Advisors Board of Directors Tod Hynes Founder, Chief Strategy Dimitri Kazarinoff Chief Executive Rick Wagoner Former Chief Officer & Board Member Officer & Board Member Deb Frodl Board Chair Executive Officer of General Accomplished transportation industry executive. 17+ years of experience in energy innovation Former Exec. Director of GE Ecomagination with an Motors Led the hybrid powertrain systems division of Eaton and fleet electrification. Tod is also a Senior additional 20 years of management experience in Lecturer at MIT, where he received his B.S. in and was President of AVL Powertrain Engineering. GE Capital. Ambassador for the Clean Energy, management science. Education & Empowerment for Women Initiative Dennis Beal Former Vice Brian Piern VP of Sales & Marketing Rob Kisiel VP, Supply Chain & President of Global Vehicles at Production FedEx 20+ years in Operations & Supply Chain with Experienced leader with 25+ years of sales and emphasis on cost down and ERP for multi- marketing experience. Brian has previously Richard Canny Board Member nationals, including HP and Philips. Holds an held positions at Element Fleet Management, President of Ultimation Industries. Has held multiple MBA and a Six Sigma Blackbelt. GE Capital and Schneider National. roles within Ford including CEO of Ford South Milo Werner Former Senior America. Former CEO of Think EVs. Manager of New Products at Pierre Auguste Executive Controller Mike Kenhard CTO, VP of Engineering Tesla 20+ years of automotive product development 20+ years of financial services experience. Held experience with leading OEMs and Tier 1s, positions at State Street Global Advisors and including Ford and Denso. Mike has an Enterprise Holdings, Ltd. Holds a BS in Finance extensive background in engineering EV Teasha Feldman-Fitzthum and an MBA with a Finance concentration. Chris Hayes Board Member propulsion systems for scale. Former Director of Engineering Founder and Managing Partner at Alturus. Deeply at Ultra Capital involved in the clean energy and sustainability sectors. Previously founded and sold Altenex. Scott Parisi Director, Customer Service Hanyun Yang Dir. Global Business Development 30 years of experience providing world class More than 25 years of global commercial Rick Cutright Former Director of automotive customer service, including the past vehicle industry experience, including Product at General Electric 15 years specializing in hybrid and electric business development and global sourcing powertrains. for vehicle electrification. Scott Dupcak Board Member Managing Director at Constellation Technology Colin Filthaut Dir. Program Management Zhanjiang Zou Dir. Global New Ventures. Oversees venture investing and the Jim Lyons Former Chief Applications commercialization of new energy technologies within Engineer at General Electric 20+ years of automotive project management Exelon. 25+ years of experience in automotive product Global Research experience. Responsible for new product development. Previously held engineering development efforts and process optimization. management positions with Eaton and AVL Has a ME degree from U. of Waterloo, Canada. with a focus on vehicle electrification. 20 Confidential

Introduction to the Pivotal II Team Jon Ledecky, Chairman & CEO Kevin Griffin, Director James Brady, CFO • 35+ years of investment and operational experience • Founded MGG Investment Group in 2014; CEO and CIO • Founder and owner of Brady Enterprises, which provides financial, legal and strategic services to growth companies – Co-Founder, Chairman and CEO of Pivotal I • Originated and invested $4B+ across the capital structure of middle market businesses • Brings experience in financial mgmt., business dev., corporate – Executed hundreds of acquisitions across multiple dev. & capital transactions for growth companies industries, raised over $20B in debt and equity • Co-Founder & Director of Pivotal I • Select prior experience: – Co-owner NHL’s New York Islanders since 2014. Prior • Highbridge Principal Strategies from inception to $6B+ owner Washington Wizards & Washington Capitals – CFO of Pivotal I • Head of Private Investing at Octavian (2007–2009) – Director of 12+ public companies during his career – CFO and General Counsel Sweetgreen (2013–2014) • Key member of Drawbridge fund at Fortress as AUM grew from – Founded U.S. Office Products; CEO & Chairman $1B - $10B (2003–2007) – Finance & Legal Executive VP Audax Health Solutions • B.A. Harvard University & M.B.A. Harvard Business School • Winner: M&A Advisor “40 under 40 Emerging Leaders” 2015 • B.A. College of William and Mary, J.D. George Washington National Law Center & M.B.A. The University of Virginia • Former Member of NCOE & U.S. Chamber of Commerce • Received a BSBA in Finance from Georgetown University Sarah Sclarsic, Director Efrat Epstein, Director Katrina Adams, Director • Conducting research at the MIT Media Lab, an interdisciplinary • Director of Pivotal I • Director of Pivotal I research lab since September 2018 • MD of Sound Ventures since November 2016 • Chairman & President US Tennis Association (2015 – 2018) • VP of Operations of Sentieo Inc., producer of software for – Leads investing, strategy & the day-to-day mgmt. of the fund – Served as Chairman of the US Open investors to research and analyze information on public • Led Global Strategy at Marsh (January 2016 - November 2016) – First African-American, former pro tennis player & youngest companies, from (2016 – 2018) person to serve as President in 135-year history • SVP of Planning and Head of IR at iHeartMedia (2013 - 2016) • Business Director at Modern Meadow Inc (2013 – 2016) nd – First to serve a 2 two-year term as Chairman & President • Head of Bus. Dev. & Strategy at CLEAR (2011 - 2013) • Independent consultant from 2011 to 2013 • VP of the International Tennis Federation in 2015 • Earlier in career, part of Merrill Lynch’s Global Energy & Power • Co-founder of Getaround Inc., a carsharing company in 2009 IB group as well as the Global Strategy team at NYSE Euronext • Chairman of the Fed Cup Committee since 2016 – Director of Operations from 2009 to 2010 • BA University of Texas & MBA from Harvard Business School • Serves BoD Int. Tennis Hall of Fame & Women’s Tennis Assoc. • BA in Bioethics from Harvard University • “25 Influential Black Women in Business” & “Game Changers” 21 ConfidentialIntroduction to the Pivotal II Team Jon Ledecky, Chairman & CEO Kevin Griffin, Director James Brady, CFO • 35+ years of investment and operational experience • Founded MGG Investment Group in 2014; CEO and CIO • Founder and owner of Brady Enterprises, which provides financial, legal and strategic services to growth companies – Co-Founder, Chairman and CEO of Pivotal I • Originated and invested $4B+ across the capital structure of middle market businesses • Brings experience in financial mgmt., business dev., corporate – Executed hundreds of acquisitions across multiple dev. & capital transactions for growth companies industries, raised over $20B in debt and equity • Co-Founder & Director of Pivotal I • Select prior experience: – Co-owner NHL’s New York Islanders since 2014. Prior • Highbridge Principal Strategies from inception to $6B+ owner Washington Wizards & Washington Capitals – CFO of Pivotal I • Head of Private Investing at Octavian (2007–2009) – Director of 12+ public companies during his career – CFO and General Counsel Sweetgreen (2013–2014) • Key member of Drawbridge fund at Fortress as AUM grew from – Founded U.S. Office Products; CEO & Chairman $1B - $10B (2003–2007) – Finance & Legal Executive VP Audax Health Solutions • B.A. Harvard University & M.B.A. Harvard Business School • Winner: M&A Advisor “40 under 40 Emerging Leaders” 2015 • B.A. College of William and Mary, J.D. George Washington National Law Center & M.B.A. The University of Virginia • Former Member of NCOE & U.S. Chamber of Commerce • Received a BSBA in Finance from Georgetown University Sarah Sclarsic, Director Efrat Epstein, Director Katrina Adams, Director • Conducting research at the MIT Media Lab, an interdisciplinary • Director of Pivotal I • Director of Pivotal I research lab since September 2018 • MD of Sound Ventures since November 2016 • Chairman & President US Tennis Association (2015 – 2018) • VP of Operations of Sentieo Inc., producer of software for – Leads investing, strategy & the day-to-day mgmt. of the fund – Served as Chairman of the US Open investors to research and analyze information on public • Led Global Strategy at Marsh (January 2016 - November 2016) – First African-American, former pro tennis player & youngest companies, from (2016 – 2018) person to serve as President in 135-year history • SVP of Planning and Head of IR at iHeartMedia (2013 - 2016) • Business Director at Modern Meadow Inc (2013 – 2016) nd – First to serve a 2 two-year term as Chairman & President • Head of Bus. Dev. & Strategy at CLEAR (2011 - 2013) • Independent consultant from 2011 to 2013 • VP of the International Tennis Federation in 2015 • Earlier in career, part of Merrill Lynch’s Global Energy & Power • Co-founder of Getaround Inc., a carsharing company in 2009 IB group as well as the Global Strategy team at NYSE Euronext • Chairman of the Fed Cup Committee since 2016 – Director of Operations from 2009 to 2010 • BA University of Texas & MBA from Harvard Business School • Serves BoD Int. Tennis Hall of Fame & Women’s Tennis Assoc. • BA in Bioethics from Harvard University • “25 Influential Black Women in Business” & “Game Changers” 21 Confidential

Summary Massive Market Opportunity with Accelerating Adoption & Long Runway for Growth Trusted Name in Fleet Electrification with Strong Customer Validation Extensive Blue-Chip Customer Base with Significant Expansion Opportunities Asset-Light & Highly Scalable Business Leveraging Existing Production Channels Lower Risk and Faster Path to Electrification-as-a-Service Offering 22 ConfidentialSummary Massive Market Opportunity with Accelerating Adoption & Long Runway for Growth Trusted Name in Fleet Electrification with Strong Customer Validation Extensive Blue-Chip Customer Base with Significant Expansion Opportunities Asset-Light & Highly Scalable Business Leveraging Existing Production Channels Lower Risk and Faster Path to Electrification-as-a-Service Offering 22 Confidential

Award Winning Company & Technology NEVCA Award 2018: Finalist, Time Magazine: Best Real Leaders: 100 Top Impact S&P Global Platts: Commercial Boston Business Journal 2018: Clean Tech & Energy Company Inventions of 2019 Companies of 2020 Technology of 2018 Best Places to Work of the Year Inc. Magazine 2014 Best- Boston Business Journal 2012 – Electronic Designs 2011 – Best CERAWeek 2014 – Energy Fast Company 2014 – Energy Designed American-Made Best Green Practices Award of New Technologies / Innovation Pioneer Innovation Pioneer Product: Transportation Winner Components 23 ConfidentialAward Winning Company & Technology NEVCA Award 2018: Finalist, Time Magazine: Best Real Leaders: 100 Top Impact S&P Global Platts: Commercial Boston Business Journal 2018: Clean Tech & Energy Company Inventions of 2019 Companies of 2020 Technology of 2018 Best Places to Work of the Year Inc. Magazine 2014 Best- Boston Business Journal 2012 – Electronic Designs 2011 – Best CERAWeek 2014 – Energy Fast Company 2014 – Energy Designed American-Made Best Green Practices Award of New Technologies / Innovation Pioneer Innovation Pioneer Product: Transportation Winner Components 23 Confidential

Section II FinancialsSection II Financials

Implies 6% penetration of Summary Financials North American Class 2 – 8 commercial vehicle market (1) (in millions) 2019A 2020E 2021E 2022E 2023E 2024E Revenue $7.2 $21.0 $75.3 $281.1 $647.7 $1,377.1 % Growth NA 192% 258% 273% 130% 113% Cost of Goods Sold $8.1 $18.6 $58.2 $212.6 $490.1 $1,037.1 Gross Profit ($0.9) $2.4 $17.1 $68.5 $157.6 $340.0 % Margin (12%) 12% 23% 24% 24% 25% EBITDA ($13.1) ($9.9) ($15.4) $30.7 $117.3 $308.1 % Margin (182%) (47%) (20%) 11% 18% 22% (1) 2019 financials reflect the Company’s AICPA audit for fiscal year ended December 31, 2019 25 ConfidentialImplies 6% penetration of Summary Financials North American Class 2 – 8 commercial vehicle market (1) (in millions) 2019A 2020E 2021E 2022E 2023E 2024E Revenue $7.2 $21.0 $75.3 $281.1 $647.7 $1,377.1 % Growth NA 192% 258% 273% 130% 113% Cost of Goods Sold $8.1 $18.6 $58.2 $212.6 $490.1 $1,037.1 Gross Profit ($0.9) $2.4 $17.1 $68.5 $157.6 $340.0 % Margin (12%) 12% 23% 24% 24% 25% EBITDA ($13.1) ($9.9) ($15.4) $30.7 $117.3 $308.1 % Margin (182%) (47%) (20%) 11% 18% 22% (1) 2019 financials reflect the Company’s AICPA audit for fiscal year ended December 31, 2019 25 Confidential

Anticipated Use of Funds • Increased organization capacity $25M Scale For Core Profitability • Scale up sourcing and operations • Anti idle & export power • Class 4-6 EV $50M Product Development • Class 7&8 xEV • Secure distribution partners $350M internationally $25M International Expansion (Estimated Cash in Trust • Adapt systems to local chassis requirements and PIPE Proceeds) • Roll out to attractive applications $80M Electrification-as-a-Service segments and finance vehicles and infrastructure • Buy versus make opportunities to $170M Corporate Development / accelerate xEV products and growth General Corporate • Pay down / pre-pay debt 26 ConfidentialAnticipated Use of Funds • Increased organization capacity $25M Scale For Core Profitability • Scale up sourcing and operations • Anti idle & export power • Class 4-6 EV $50M Product Development • Class 7&8 xEV • Secure distribution partners $350M internationally $25M International Expansion (Estimated Cash in Trust • Adapt systems to local chassis requirements and PIPE Proceeds) • Roll out to attractive applications $80M Electrification-as-a-Service segments and finance vehicles and infrastructure • Buy versus make opportunities to $170M Corporate Development / accelerate xEV products and growth General Corporate • Pay down / pre-pay debt 26 Confidential

Transaction Overview Commentary Pro Forma Valuation • XL equity holders will receive stock in public company (no cash paid to XL ($ in millions except per share data) shareholders at closing) • Proceeds for the transaction will be used to capitalize balance sheet for Share Price $10.00 development of new products, working capital, general corporate purpose, pay down or prepay debt and to pay transaction expenses (1) Pro Forma Shares Outstanding 143.8 • Completion of the transaction is expected to occur around Q4 2020 Equity Value $1,438 • Transaction includes an upsized $150M fully committed PIPE priced at $10 / share backed by strategic and institutional investors Less: Net Cash to Balance Sheet (350) • Pivotal Chairman and CEO Jon Ledecky and Pivotal Directors Kevin Griffin and Sarah Sclarsic will join the merged company’s Board of Directors upon completion Implied Enterprise Value $1,087 of the transaction (4) Cash Sources and Uses Post Money Ownership ($ in millions) $ % Seller Rollover $1,000 72% 10% 16% (2) Pivotal Shareholders Estimated Cash in Trust 232 17% PIPE Proceeds 150 11% 4% Pivotal Sponsor Total Sources $1,382 100% Equity Consideration to XL Shareholders $1,000 72% Existing XL Shareholders Cash to Sellers 0 0% (3) Cash to Balance Sheet 350 25% PIPE Shareholders 70% Estimated transaction costs 32 2% Total Uses $1,382 100% (1) Shares outstanding and ownership at close includes 23.0M PIC shares outstanding, 5.75M Pivotal Sponsor’s shares, 100.0M shares issued to existing XL shareholders, and 15.0M shares issued to the PIPE investors. (2) Cash in trust assumes no redemptions in connection with the business combination. (3) Does not reflect potential repayment / pre-payment of outstanding debt up to $20M. (4) Post money equity ownership assumes no redemptions. 27 ConfidentialTransaction Overview Commentary Pro Forma Valuation • XL equity holders will receive stock in public company (no cash paid to XL ($ in millions except per share data) shareholders at closing) • Proceeds for the transaction will be used to capitalize balance sheet for Share Price $10.00 development of new products, working capital, general corporate purpose, pay down or prepay debt and to pay transaction expenses (1) Pro Forma Shares Outstanding 143.8 • Completion of the transaction is expected to occur around Q4 2020 Equity Value $1,438 • Transaction includes an upsized $150M fully committed PIPE priced at $10 / share backed by strategic and institutional investors Less: Net Cash to Balance Sheet (350) • Pivotal Chairman and CEO Jon Ledecky and Pivotal Directors Kevin Griffin and Sarah Sclarsic will join the merged company’s Board of Directors upon completion Implied Enterprise Value $1,087 of the transaction (4) Cash Sources and Uses Post Money Ownership ($ in millions) $ % Seller Rollover $1,000 72% 10% 16% (2) Pivotal Shareholders Estimated Cash in Trust 232 17% PIPE Proceeds 150 11% 4% Pivotal Sponsor Total Sources $1,382 100% Equity Consideration to XL Shareholders $1,000 72% Existing XL Shareholders Cash to Sellers 0 0% (3) Cash to Balance Sheet 350 25% PIPE Shareholders 70% Estimated transaction costs 32 2% Total Uses $1,382 100% (1) Shares outstanding and ownership at close includes 23.0M PIC shares outstanding, 5.75M Pivotal Sponsor’s shares, 100.0M shares issued to existing XL shareholders, and 15.0M shares issued to the PIPE investors. (2) Cash in trust assumes no redemptions in connection with the business combination. (3) Does not reflect potential repayment / pre-payment of outstanding debt up to $20M. (4) Post money equity ownership assumes no redemptions. 27 Confidential

Valuation Benchmarking (1) (2)(3) Based on $1.1B EV Notable EV Players 10.5x 5.5x 6.9x 6.4x 6.4x 5.5x Median 3. 3.0x 0x 1. 1.7x 7x 1.2x 1.1x XL Velodyne Hyllion Nikola Tesla Workhorse Canoo Fisker Lordstown 6.3x 5.4x 2.7x 3.4x 3.3x 2.7x Median 1. 1.8x 8x 0.8x 0.7x 0. 0.7x 7x 0.4x XL Velodyne Tesla Hyllion Nikola Workhorse Canoo Lordstown Fisker 75.9x 53.6x 35.2x 33.1x 33.1x Median 12.8x 9.3x 8.7x (4) (4) NMF NMF XL Velodyne Workhorse Tesla Hyllion Lordstown Fisker Nikola Canoo 29.2x 29.0x 23.0x 12.6x 13.4x 11.8x Median 6.4x 6.4x (4) 3. 3.5x 5x 1.9x 1.9x NMF NMF XL Tesla Velodyne Workhorse Canoo Hyllion Lordstown Fisker Nikola (1) Based on Pro Forma Implied Enterprise Value of $1,087 million per slide 27. (2) In instances where SPAC transaction has not yet closed, financial projections based on Investor Presentations; Market Data based on current SPAC share value as of 9/16/20 applied to Pro Forma Shares Outstanding & Pro Forma Net Cash. (3) For Public Companies, financial projections based on consensus Analyst estimates; Market Data from Capital IQ as of 9/16/20. (4) Consensus analyst estimates and/or management forecasts project negative EBITDA values or EV / EBITDA multiple >100x. 28 Confidential EV / EBITDA EV / Revenue 2024 2023 2024 2023Valuation Benchmarking (1) (2)(3) Based on $1.1B EV Notable EV Players 10.5x 5.5x 6.9x 6.4x 6.4x 5.5x Median 3. 3.0x 0x 1. 1.7x 7x 1.2x 1.1x XL Velodyne Hyllion Nikola Tesla Workhorse Canoo Fisker Lordstown 6.3x 5.4x 2.7x 3.4x 3.3x 2.7x Median 1. 1.8x 8x 0.8x 0.7x 0. 0.7x 7x 0.4x XL Velodyne Tesla Hyllion Nikola Workhorse Canoo Lordstown Fisker 75.9x 53.6x 35.2x 33.1x 33.1x Median 12.8x 9.3x 8.7x (4) (4) NMF NMF XL Velodyne Workhorse Tesla Hyllion Lordstown Fisker Nikola Canoo 29.2x 29.0x 23.0x 12.6x 13.4x 11.8x Median 6.4x 6.4x (4) 3. 3.5x 5x 1.9x 1.9x NMF NMF XL Tesla Velodyne Workhorse Canoo Hyllion Lordstown Fisker Nikola (1) Based on Pro Forma Implied Enterprise Value of $1,087 million per slide 27. (2) In instances where SPAC transaction has not yet closed, financial projections based on Investor Presentations; Market Data based on current SPAC share value as of 9/16/20 applied to Pro Forma Shares Outstanding & Pro Forma Net Cash. (3) For Public Companies, financial projections based on consensus Analyst estimates; Market Data from Capital IQ as of 9/16/20. (4) Consensus analyst estimates and/or management forecasts project negative EBITDA values or EV / EBITDA multiple >100x. 28 Confidential EV / EBITDA EV / Revenue 2024 2023 2024 2023

Appendix I Total Cost of Ownership Benefits Appendix I Total Cost of Ownership Benefits

Total Cost of Ownership Analysis Market Demands Saving Calculator: Example Ensure Vehicle Reliability Fleet size: 100 vehicles Total Reduce Operating Costs Fuel Savings $1,513,000 Maintenance Savings $195,000 Meet Sustainability Goals Driver Productivity Savings $175,500 Engine Downsize Savings $90,000 Optimize Fleet Usage Total Savings (Gross) Lifetime $1,973,500 Total Savings (Net) Lifetime $673,500 Manage Energy Consumption Return on Investment 55.7% Based on XL TCO calculator and assumes annual mileage of 25,000, verified MPG improvement of 27%, 10-year service life, savings from engine downsizing of $900/vehicle, fuel cost of $3.00 30 Confidential per gallon and $50/hour driver salary. Total Cost of Ownership Analysis Market Demands Saving Calculator: Example Ensure Vehicle Reliability Fleet size: 100 vehicles Total Reduce Operating Costs Fuel Savings $1,513,000 Maintenance Savings $195,000 Meet Sustainability Goals Driver Productivity Savings $175,500 Engine Downsize Savings $90,000 Optimize Fleet Usage Total Savings (Gross) Lifetime $1,973,500 Total Savings (Net) Lifetime $673,500 Manage Energy Consumption Return on Investment 55.7% Based on XL TCO calculator and assumes annual mileage of 25,000, verified MPG improvement of 27%, 10-year service life, savings from engine downsizing of $900/vehicle, fuel cost of $3.00 30 Confidential per gallon and $50/hour driver salary.

Meeting the Full Lifecycle of Fleet Sustainability Needs Market Demands Charging infrastructure & planning · Bundled Manage Energy EaaS offerings · Power management Consumption Cost effective ZEV solution · Deploy quickly, fit to Expand EV Adoption as application · Leverage state ZEV incentives Infrastructure Matures Up to 50% MPG improvement & 33% CO2 emission reduction · Meet Sustainability Export power for anti idle · Expand EV capacity Goals Lowest cost solution · Up to 25% MPG improvement & 20% CO2 Reduce Operating emission reduction · 3-5 yr ROI · Extend brake life Costs Real time operating data & insights · Electrification deployment strategy · Optimize Fleet Sustainability metrics & reporting · Remote commissioning & QA Usage XL Fleet is uniquely positioned to scale offerings to meet current and future market demands 31 ConfidentialMeeting the Full Lifecycle of Fleet Sustainability Needs Market Demands Charging infrastructure & planning · Bundled Manage Energy EaaS offerings · Power management Consumption Cost effective ZEV solution · Deploy quickly, fit to Expand EV Adoption as application · Leverage state ZEV incentives Infrastructure Matures Up to 50% MPG improvement & 33% CO2 emission reduction · Meet Sustainability Export power for anti idle · Expand EV capacity Goals Lowest cost solution · Up to 25% MPG improvement & 20% CO2 Reduce Operating emission reduction · 3-5 yr ROI · Extend brake life Costs Real time operating data & insights · Electrification deployment strategy · Optimize Fleet Sustainability metrics & reporting · Remote commissioning & QA Usage XL Fleet is uniquely positioned to scale offerings to meet current and future market demands 31 Confidential

Appendix II Strong, Immediate, Widespread Positive ESG ImpactsAppendix II Strong, Immediate, Widespread Positive ESG Impacts

Key ESG Highlights Committed to Advancing UN’s Sustainable Development Goals Significant and Immediate Reduction in Both Emissions and Total Cost of Ownership for Commercial Fleets Seasoned and Diverse Leadership Group Reflects Strong Commitment to D&I Committed to Detailed Robust Reporting on ESG and Impact 33 ConfidentialKey ESG Highlights Committed to Advancing UN’s Sustainable Development Goals Significant and Immediate Reduction in Both Emissions and Total Cost of Ownership for Commercial Fleets Seasoned and Diverse Leadership Group Reflects Strong Commitment to D&I Committed to Detailed Robust Reporting on ESG and Impact 33 Confidential

Commercial Vehicle Paradigm Shift: Importance of End-Use Application Company and Pivotal leadership has significant Electrification of vehicles enables the use of zero female presence emission/renewable energy to refuel Named One of Real Leaders ‘100 Top Impact xEV technology lowers fuel consumption/emissions, Companies of 2020.’ Founder on Board of the reducing harmful underwater drilling Woodwell Climate Research Center Fleet electrification will reduce demand for oil and Solution electrifies vehicles, contributing to lower offshore oil drilling emissions by commercial vehicles xEV technology lowers fuel One of Boston’s 2020 Best Places to Work by Built In consumption/emissions, reducing harmful Boston. Creating jobs across value/supply chain – will subterranean drilling be accelerated with inevitable additional gov’t support Significant investment from institutions dedicated to Named to TIME’s List of 2019 Best Inventions. working towards zero emissions, such as Oil and Developing infrastructure product, power Gas Climate Initiative (OGCI) management, charging & storage solution Lowering and eliminating emissions of commercial Strong partnerships with major OEMs (Ford, GM, Chevrolet, Isuzu) and national and international vehicles keeps cities/communities clean and sustainable strategic investors and suppliers 34 ConfidentialCommercial Vehicle Paradigm Shift: Importance of End-Use Application Company and Pivotal leadership has significant Electrification of vehicles enables the use of zero female presence emission/renewable energy to refuel Named One of Real Leaders ‘100 Top Impact xEV technology lowers fuel consumption/emissions, Companies of 2020.’ Founder on Board of the reducing harmful underwater drilling Woodwell Climate Research Center Fleet electrification will reduce demand for oil and Solution electrifies vehicles, contributing to lower offshore oil drilling emissions by commercial vehicles xEV technology lowers fuel One of Boston’s 2020 Best Places to Work by Built In consumption/emissions, reducing harmful Boston. Creating jobs across value/supply chain – will subterranean drilling be accelerated with inevitable additional gov’t support Significant investment from institutions dedicated to Named to TIME’s List of 2019 Best Inventions. working towards zero emissions, such as Oil and Developing infrastructure product, power Gas Climate Initiative (OGCI) management, charging & storage solution Lowering and eliminating emissions of commercial Strong partnerships with major OEMs (Ford, GM, Chevrolet, Isuzu) and national and international vehicles keeps cities/communities clean and sustainable strategic investors and suppliers 34 Confidential

Significant and Immediate Reduction in Both Emissions and Total Cost of Ownership for Commercial Fleets Current Offering ü Accelerates achievement of sustainability goals ü Reduces fuel costs and CO2 emissions by up to 20% ü Reduces brake maintenance costs ü Provides up to 80% additional torque, allowing fleets to downsize to a smaller, less costly engines Future Offering ü Anti-idle and onboard power, to deliver up to an additional 20% savings over the life of the vehicle ü Clean power offering, which will be zero emission 35 ConfidentialSignificant and Immediate Reduction in Both Emissions and Total Cost of Ownership for Commercial Fleets Current Offering ü Accelerates achievement of sustainability goals ü Reduces fuel costs and CO2 emissions by up to 20% ü Reduces brake maintenance costs ü Provides up to 80% additional torque, allowing fleets to downsize to a smaller, less costly engines Future Offering ü Anti-idle and onboard power, to deliver up to an additional 20% savings over the life of the vehicle ü Clean power offering, which will be zero emission 35 Confidential

Seasoned and Diverse Leadership Group Reflects Strong Commitment to D&I Best in class D&I embedded in hiring, retention and evaluation policy/procedures Company Deb Frodl | Board Chair ü Board Chair, Deb Frodl, Former Exec. Director of GE Ecomagination with Former Exec. Director of GE Ecomagination with an additional 20 years of management experience in GE Capital. Ambassador for the Clean Energy, Education & Empowerment for Women Initiative an 20+ years of management experience at GE Capital. Ambassador for the Clean Energy, Education & Empowerment for Women Initiative Milo Werner | Advisor, Former Senior Manager of New Products at Tesla ü Executive Controller, Pierre Auguste, 20+ years of financial services experience. Positions at State Street Global Advisors and Enterprise Holdings, Ltd. Teasha Feldman-Fitzthum | Advisor, Former Director of Engineering at Ultra Capital ü Director Global Business Development, Hanyun Yang, 25+ years of global commercial vehicle industry experience ü Director Global New Applications, Zhanjiang Zou, 25+ years of Sarah Sclarsic | Director experience in automotive product development – Conducting research at the MIT Media Lab, an interdisciplinary research lab since September 2018 – VP of Operations of Sentieo Inc., producer of software for investors to research and analyze information on public companies, from ü Advisor, Milo Werner, Former Senior Manager of New Products at Tesla (2016-2018) – Business Director at Modern Meadow Inc (2013-2016) ü Advisor, Teasha Feldman-Fitzthum, former Director of Engineering at – Independent consultant (2011-2013) – Co-founder of Getaround Inc., a carsharing company (2009); Director of operations (2009-2010) Ultra Capital – BA in Bioethics from Harvard University Pivotal Efrat Epstein | Director – Member of the BoD of Pivotal I since December 2018 ü Independent Board members 100% women – MD of Sound Ventures since November 2016; Leads investing, strategy & day-to-day management of the fund – Led Global Strategy at Marsh (Jan 2016-Nov 2016) ü Director, Sarah Sclarsic, co-founder of GetaroundInc., a carsharing – SVP of Planning and Head of IR at iHeartMedia (2013-2016) – Head of Bus. Dev. & Strategy at CLEAR (2011-2013) company – Earlier in career, part of Merrill Lynch’s Global Energy & Power IB group as well as the Global Strategy team at NYSE Euronext ü Director, Efrat Epstein, MD of Sound Ventures and former member of – BA University of Texas & MBA from Harvard Business School Merrill Lynch’s Global Energy & Power IB group Katrina Adams | Director ü Director, Katrina Adams, former Chairman & President US Tennis – Member of the BoD of Pivotal I since December 2018 – Chairman & President US Tennis Association (2015-2018); Served as Chairman of the US Open; First African-American, former pro Association tennis player & youngest person to serve as President in 135-year history; First to serve a second two-year term as Chairman & President – VP of the International Tennis Federation in 2015 – Chairman of the Fed Cup Committee since 2016 – Serves BoD Int. Tennis Hall of Fame & Women’s Tennis Assoc. – “25 Influential Black Women in Business” & “Game Changers” 36 ConfidentialSeasoned and Diverse Leadership Group Reflects Strong Commitment to D&I Best in class D&I embedded in hiring, retention and evaluation policy/procedures Company Deb Frodl | Board Chair ü Board Chair, Deb Frodl, Former Exec. Director of GE Ecomagination with Former Exec. Director of GE Ecomagination with an additional 20 years of management experience in GE Capital. Ambassador for the Clean Energy, Education & Empowerment for Women Initiative an 20+ years of management experience at GE Capital. Ambassador for the Clean Energy, Education & Empowerment for Women Initiative Milo Werner | Advisor, Former Senior Manager of New Products at Tesla ü Executive Controller, Pierre Auguste, 20+ years of financial services experience. Positions at State Street Global Advisors and Enterprise Holdings, Ltd. Teasha Feldman-Fitzthum | Advisor, Former Director of Engineering at Ultra Capital ü Director Global Business Development, Hanyun Yang, 25+ years of global commercial vehicle industry experience ü Director Global New Applications, Zhanjiang Zou, 25+ years of Sarah Sclarsic | Director experience in automotive product development – Conducting research at the MIT Media Lab, an interdisciplinary research lab since September 2018 – VP of Operations of Sentieo Inc., producer of software for investors to research and analyze information on public companies, from ü Advisor, Milo Werner, Former Senior Manager of New Products at Tesla (2016-2018) – Business Director at Modern Meadow Inc (2013-2016) ü Advisor, Teasha Feldman-Fitzthum, former Director of Engineering at – Independent consultant (2011-2013) – Co-founder of Getaround Inc., a carsharing company (2009); Director of operations (2009-2010) Ultra Capital – BA in Bioethics from Harvard University Pivotal Efrat Epstein | Director – Member of the BoD of Pivotal I since December 2018 ü Independent Board members 100% women – MD of Sound Ventures since November 2016; Leads investing, strategy & day-to-day management of the fund – Led Global Strategy at Marsh (Jan 2016-Nov 2016) ü Director, Sarah Sclarsic, co-founder of GetaroundInc., a carsharing – SVP of Planning and Head of IR at iHeartMedia (2013-2016) – Head of Bus. Dev. & Strategy at CLEAR (2011-2013) company – Earlier in career, part of Merrill Lynch’s Global Energy & Power IB group as well as the Global Strategy team at NYSE Euronext ü Director, Efrat Epstein, MD of Sound Ventures and former member of – BA University of Texas & MBA from Harvard Business School Merrill Lynch’s Global Energy & Power IB group Katrina Adams | Director ü Director, Katrina Adams, former Chairman & President US Tennis – Member of the BoD of Pivotal I since December 2018 – Chairman & President US Tennis Association (2015-2018); Served as Chairman of the US Open; First African-American, former pro Association tennis player & youngest person to serve as President in 135-year history; First to serve a second two-year term as Chairman & President – VP of the International Tennis Federation in 2015 – Chairman of the Fed Cup Committee since 2016 – Serves BoD Int. Tennis Hall of Fame & Women’s Tennis Assoc. – “25 Influential Black Women in Business” & “Game Changers” 36 Confidential

Committed to Detailed Robust Reporting on ESG and Impact Tracks the environmental and sustainability impacts of the sale of its products real-time Fuel Actively monitoring, measuring and can report on SASB Materials Economy & Product Labor Materials Efficiency & standards that are material to operations in the Use-phase Safety Practices Sourcing Recycling Emissions transportation industry Monitors and reports on sustainability in supply base operations, minimization of Company facility impacts, and long-term plans to incorporate cradle-to-cradle designs and practices for batteries, motors and other energy intensive components 37 ConfidentialCommitted to Detailed Robust Reporting on ESG and Impact Tracks the environmental and sustainability impacts of the sale of its products real-time Fuel Actively monitoring, measuring and can report on SASB Materials Economy & Product Labor Materials Efficiency & standards that are material to operations in the Use-phase Safety Practices Sourcing Recycling Emissions transportation industry Monitors and reports on sustainability in supply base operations, minimization of Company facility impacts, and long-term plans to incorporate cradle-to-cradle designs and practices for batteries, motors and other energy intensive components 37 Confidential